EMAIL:
KSchlesinger@olshanlaw.com

DIRECT DIAL:
212.451.2252

October 3, 2023

VIA EDGAR AND ELECTRONIC MAIL

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Energy and Transportation
100 F Street, N.E.
Washington, D.C. 20549

Attn: Claudia Rios and Kevin Dougherty

Re:	BitNile Metaverse, Inc.
Registration Statement on Form S-3
Filed September 6, 2023
File No. 333-274352

Ladies and Gentlemen:

We represent BitNile Metaverse, Inc. (the “Company”). On behalf of the Company, we hereby submit a response to the comment made by the staff of the Securities and Exchange Commission (the “Commission”) in its letter dated September 27, 2023 (the “Comment Letter”) relating to the Registration Statement on Form S-3 (“Registration Statement”) referenced above.

For your convenience, the staff’s comment contained in the Comment Letter has been restated below in its entirety, with the response set forth immediately beneath such comment.

Registration Statement on Form S-3 filed September 6, 2023

General

1.	You disclose on page 4 that you will not have sufficient authorized common stock to permit the full conversion of your senior secured convertible notes and the full exercise of warrants into shares of your common stock, which are being registered in this prospectus. In this regard, we note that you filed a definitive proxy statement on September 13, 2023, for a special meeting to be held on October 16, 2023, in which you are asking, among other items, for shareholders to approve the increase in authorized common stock. Please confirm your understanding that we will not be in a position to accelerate the effectiveness of this prospectus until the results of such special meeting and if you are able to effect the amendment of your Articles of Incorporation thereafter.

Response: The Company confirms that it will not request effectiveness of the Registration Statement until (a) the Company’s stockholders approve an increase in the number of the Company’s authorized shares of common stock in order that the Company can issue all of the shares of common stock covered by the Registration Statement and (b) the Company files an amendment to the Company’s Articles of Incorporation in the State of Nevada which effectuates such increase in the number of its authorized common stock.

October 3, 2023

It would be the intention of the Company to request acceleration of effectiveness of the Registration Statement promptly following the filing of the amendment to the Company’s Articles of Incorporation as noted above.

Should the staff have any comments or questions concerning this letter or the Registration Statement, please do not hesitate to contact the undersigned at (212) 451-2252 or Spencer Feldman at (212) 451-2234.

Sincerely, Kenneth A. Schlesinger

Kenneth A. Schlesinger